SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                             (Amendment No._______)


                              Net Perceptions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64107U101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ]  Rule 13d-1(b)

             [ ]  Rule 13d-1(c)

             [X]  Rule 13d-1(d)

                         (Continued on following pages)

----------------------------------------------------------                     --------------------------------------
CUSIP NO. 46113Q109                                               13 G                   Page 1 of 4 Pages
----------------------------------------------------------                     --------------------------------------

------------ ---------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             Steven Snyder
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

------------ ---------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                    (a)  [ ]         (b)  [ ]
------------ ---------------------------------------------------------------------------------------------------------
3            SEC USE ONLY
------------ ---------------------------------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
                      U.S. Citizen
------------------------------------ -------- ------------------------------------------------------------------------
               NUMBER OF             5        SOLE VOTING POWER
                SHARES                        1,902,944
             BENEFICIALLY            -------- ------------------------------------------------------------------------
             OWNED BY EACH           6        SHARED VOTING POWER
               REPORTING                      0
                PERSON               -------- ------------------------------------------------------------------------
                 WITH                7        SOLE DISPOSITIVE POWER
                                              1,902,944
                                     -------- ------------------------------------------------------------------------
                                     8        SHARED DISPOSITIVE POWER
                                              0
------------ ---------------------------------------------------------------------------------------------------------

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON                                                                       1,902,944
------------ ---------------------------------------------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES                                                                [ ]
------------ ---------------------------------------------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                                    8.6%
------------ ---------------------------------------------------------------------------------------------------------
12           TYPE OF REPORTING PERSON
             IN
------------ ---------------------------------------------------------------------------------------------------------

         ITEM 1.

                (a)      NAME OF ISSUER:
                           Net Perceptions, Inc. (the "Company")
                (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                           7901 Flying Cloud Drive, Eden Prairie, MN 55344-7905

         ITEM 2.

         Set forth below is the following information with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name;
(b) address of principal offices (if entity) or residence or business address (if individual); (c) citizenship (if individual) or jurisdiction of organization (if entity); (d) title of class of securities and (e) CUSIP number.

                (a)      Steven Snyder
                (b)      7901 Flying Cloud Drive, Eden Prairie, MN 55344-7905
                (c)      U.S. Citizen
                (d)      Common Stock
                (e)      64107U101

         ITEM 3.

         Not Applicable

         ITEM 4.

         (a), (b) and (c) This Schedule 13G shall not be construed as an admission that any Filing Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this Schedule 13G. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13G that, pursuant to Rule 13d-3, may be deemed to be beneficially owned by each Filing Person are as follows:


                                                                                                       Dispositive
                                         Common Stock                                                  -----------
           Filing Person              Beneficially Owned      % of Class (1)        Voting Power           Power
           -------------              ------------------      --------------        ------------           -----
           Steven Snyder                   1,902,944               8.6                1,902,944          1,902,944


                (1) Based on 22,025,716 outstanding shares as of December 31, 1999.

         ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.

         ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                        PERSON

         Not Applicable.

         ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

         ITEM 8.        IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF THE
                        GROUP

         Not Applicable.

         ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

         ITEM 10.        CERTIFICATION

         Not Applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




  Dated:  February 10, 2000                           Steven Snyder


                                                  By: /s/ Steven Snyder
                                                      --------------------------